Mail Stop 4720

August 14, 2009

Richard B. Collins
Chairman, President and Chief Executive Officer
United Financial Bancorp, Inc.
95 Elm Street
West Springfield, Massachusetts 01089

Re: United Financial Bancorp, Inc.
Form S-4, filed August 12, 2009
File Number 333-161282

Dear Mr. Collins:

We have monitored your Form S-4 with respect to the following comment. Where indicated, we think you should revise your document in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Tax Consequences of the Merger, page 45
Exhibit 8.1 and 8.2, Tax Opinions

1.   We note your disclosures beginning page 45 regarding the tax consequences of the merger. Please revise your Tax Opinions at Exhibit 8.1 and Exhibit 8.2 to include a discussion of the tax consequences of the merger, or revise your discussion in the prospectus to include your full tax opinions.

* * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further

review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact either Eric Envall at (202) 551-3234 or me at (202) 551-3434 with any questions.

Sincerely,

Michael Clampitt

cc: John Bruno
        Locke Lord Bissell & Lidell LLP
        401 9th Street NW
        Suite 400
        Washington, DC 20004